UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-8403

ENERGY CONVERSION DEVICES, INC.

(Exact name of registrant as specified in its charter)

1441 E. Maple Road, Suite 301

Troy, MI 48083

(248) 687-7835

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)	☐	Rule 15d-6	☐

Rule 12h-3(b)(1)(i)	☐	Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0) holders of record for the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY CONVERSION DEVICES, INC.

Date: August 28, 2012	By:	/s/ Gregory Coppola
		Name:	Gregory Coppola
		Title:	Senior Vice President Finance & Treasurer and Secretary